A44
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DUPONT SECURITIES GROUP, INC.

OFFICIAL USE ONLY
42305
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 BROADWAY, 11TH FLOOR
(No. and Street)


RECD S.E.C.
MAY 3 0 2003

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID PARSONS **(917) 320-4800**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein Pinchuk & Kaminsky LLP
(Name -- *if individual, state last, first, middle name*)

7 Penn Plaza Suite 830 New York, NY 10001
(Address) (City) (State)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 2 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OF AFFIRMATION

I, David W. Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DUPONT SECURITIES GROUP, INC.**, as of **March 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

SHOSHANA R. KALMAN
Notary Public, State of NY
No 01KA5005583
Qualified in Queens County
Commission Exp Dec 14, 2006

This report ** contains (check all applicable boxes)

- [b] (a) Facing page.
- [b] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [b] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECD S.E.C.
MAY 3 0 2003

DUPONT SECURITIES GROUP, INC.

ANNUAL AUDITED REPORT
FORM X-17-A-5 - PART III

STATEMENT OF FINANCIAL CONDITION
WITH
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2003



BPK

INDEPENDENT AUDITORS' REPORT

BERNSTEIN PINCHUK & KAMINSKY LLP

Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
BPKCPAS@aol.com

Board of Directors and Stockholder
Dupont Securities Group, Inc.

We have audited the accompanying statement of financial condition of Dupont Securities Group, Inc. as of March 31, 2003. This statement of financial condition is the representation of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dupont Securities Group, Inc. as of March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
May 15, 2003

DUPONT SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2003

ASSETS

Current assets:		
Cash (Note 2)	$	69,531
Cash in brokerage clearing accounts (Note 2)		57,728
Receivable from clearing agents (Note 3)		13,434
Marketable equity securities- at market value (Note 2)		223,098
Government securities- at market value (Notes 2 and 3)		550,927
Due from subsidiaries of parent company		169,300
Prepaid expenses		281
Total current assets		1,084,299
Property and equipment-at cost (Notes 2 and 4)		162,575
Less accumulated depreciation and amortization		(147,071)
		15,504
Other assets-restricted securities-1,460,000 shares Diabetex, Inc.		5,840
	$	1,105,643

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued expenses (Note 8)	$	285,038
Margin and brokerage loan balances		149,247
Due to related party (Note 6)		64,149
Corporation taxes payable		2,645
Securities sold short- at market value (Note 2)		5,266
Total current liabilities		506,345
Commitments (Notes 5 and 7)		
Stockholder's equity (Note 6)		
Common stock		1,532,580
Accumulated deficit		(933,282)
Total stockholder's equity		599,298
	$	1,105,643

See the accompanying notes to the financial statements.

DUPONT SECURITIES GROUP.INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2003

NOTE 1. ORGANIZATION

Dupont Securities Group, Inc. (the Company) was incorporated in New York on November 7, 1996 to operate as a broker/dealer in securities and as an investment advisory business and has operated as a broker/dealer since April 10, 1997. On September 21, 1999 the Company was acquired by Wavecount, Inc.. On May 17, 2000 Wavecount, Inc.transferred its ownership to a new parent company, Dupont Direct Financial Holdings, Inc. In connection with this acquisition the Company changed its fiscal year from a year ended May 31 to a year ended March 31, to conform with the fiscal year of its parent company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Dupont Securities Group, Inc. is presented to assist in understanding the Company's financial statements. The financial statements are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Financial instruments

In the opinion of management, the fair value of financial instruments is equal to their carrying value on the financial statements. Market values were used to determine fair value.

Cash and cash equivalents:

Cash and cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less which are not used as collateral. At March 31, 2003, cash in brokerage clearing accounts included money market funds of $1,951.

Marketable equity and government securities:

The Company has adopted Statement of Financial Accounting Standards ("SFAS") Number 115 "Accounting for Certain Investments in Debt and Equity Securities". The Company's investments are classified as "trading securities". Accordingly, securities are carried at market value with any unrealized gains and losses being included in income. Realized gains or losses are computed based on the average cost of the securities sold. Government securities at March 31, 2003 consisted of $481,347 in Treasury bills which are being used as collateral with its clearing broker and $69,580 in United States Treasury strips held as a position.

Property and equipment:

Property and equipment are stated at cost. Depreciation is computed over the useful lives of the assets using the straight-line method. Expenditures for repairs and maintenance are charged to operations in the period involved.

Concentrations of credit risk:

DUPONT SECURITIES GROUP.INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2003

Financial instruments that potentially subject the Company to major credit risk consist principally of cash investments and securities carried as investments. The Company places its cash investments with quality entities to minimize the credit risk.

Income taxes:

The provision for income taxes is computed on the pre-tax income of the Company. Deferred taxes result from the future tax consequences associated with temporary differences between the amount of assets and liabilities recorded for tax and financial accounting purposes. The Company files a consolidated federal income tax return with its parent Company and other affiliates but files separate state and local returns. At March 31, 2002 the Company used a net operating loss carryforward of approximately $15,000 available to reduce taxable income earned through 2020, and used a net operating loss of other affiliated companies to eliminate its federal tax liabilities. During the year ended March 31, 2003 state and local taxes were accrued at effective rates but no federal taxes were accrued due to the Company incurring a loss during the period. No deferred tax receivable was recorded for the benefit of the net operating loss because, based on the history of the Company and its parent, recovery of this loss against future profits was considered doubtful.

Litigation

The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, any ultimate liability arising out of such claims and lawsuits will not have a material adverse effect on the financial condition or results of operations of the Company.

Revenue recognition:

Transactions in securities and related commission expense are recorded on a trade date basis. Revenue from customer driven principal transactions and commissions are recognized on a trade date basis, when the earnings process is substantially complete.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3. RECEIVABLE FROM CLEARING AGENT AND OTHERS

The Company has a clearing agreement dated September 27, 1999 with Schroder & Co., Inc.(Now Bank of New York Clearing, Inc.("BNY")) to act as its clearing agent on a fully disclosed basis. BNY maintains the customer accounts. All accounts introduced by BNY correspondents receive $100,000,000 insurance protection without any additional cost. Maintenance of a clearing relationship entails a risk of unreconcilable differences. The inability of BNY to meet its obligations could result in substantial losses to the Company and the loss of the investors' investment. At March 31, 2003 $177,644 in Treasury bills were maintained as collateral for the Company's other accounts. In addition, the Company had an additional $303,703 in Treasury

securities at another broker. During the ten months ended March 31, 2001, the Company made $95,000 in bridge loans to Diabetex International Corporation, a company in which the Company sometimes takes a position. These loans bore interest at the rate of 16% and originally matured during the year ended March 31, 2002. Diabetex International Corporation is a development stage Corporation and collection of the receivable was dependent on the borrower's ability to raise additional financing. In March, 2002, the Company received 1,460,000 restricted shares of Diabetex International Corporation, which the Company carried as a nonallowable asset and valued at market value at March 31, 2002 and charged the excess of the carrying value of the bridge loan over the value it assigned to the shares to operations as a bad debt. At March 31, 2003 the Company considered the decline in market value of the value of these shares (from $58,400 at April 1, 2002 to $5,840 at March 31, 2003) to be permanent and charged the loss to loss from operations.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at March 31, 2003:

Computer equipment	$ 126,982
Furniture and office equipment	35,593
Total assets at cost	162,575
Less accumulated depreciation and amortization	147,071
	$ 15,504

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's net capital rule which requires that the Company maintain a minimum net capital as defined, of 6.67% of aggregate indebtedness or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day-to-day, but as of March 31, 2003, the Company had a net capital of $340,329 which exceeded requirements by $240,329.

NOTE 6. STOCKHOLDER'S EQUITY AND RELATED PARTY TRANSACTIONS

At May 31, 1999, the Company was authorized to issue 200 shares of common stock with no par value. On that date 100 shares were issued and outstanding. On August 19, 1999 the Company's former owner, Saxon Acquisition Corp. agreed to sell the Company to Wavecount, Inc. On October 5, 1999 the Company increased its authorized capital from 200 shares to 1,000 shares of common stock. In addition, the Company was authorized to issue 1,000 shares of Class A voting stock and 1,000 shares of Class B nonvoting stock. No shares of Class A and Class B shares have been issued. On May 17, 2000 Wavecount, Inc. transferred its ownership to Dupont Direct Financial Holdings, Inc., a public company majority owned by Wavecount, Inc. During the year ended March 31, 2003, Wavecount, Inc. charged the Company approximately $872,514 for various management services during the year and Dupont Direct Financial Holdings, Inc. charged approximately $625,911 for occupancy and other such services during the year ended March, 31, 2003. During the year ended March 31, 2003, the Company incurred $626,192 in introductory royalties to Native American Securities Company, a wholly owned subsidiary of Native American Financial Services Company ("NAFSCO")a company in which the Company's parent holds a 47.5% interest . $65,000 of the prior years'

charges which was outstanding at March 31, 2002 and has since been paid in full to that company by the Company. At March 31, 2003, the Company owed Native American Securities Company $64,000 for recent royalties and had an other intercompany liability of $149.

NOTE 7. LEASE COMMITMENTS

The Company occupies its office space under a lease entered into on September 8 ,1999 providing for a 124 month lease term with rent that varies over its life. It is also subject to payment of increases in real estate taxes over the base year and must pay for electricity. In connection with the transfer of the Company's ownership on May 17, 2000 this lease was transferred to the Company's new parent company. There was no rent expense under this lease during the year ended March 31, 2002 or thereafter. During the year ended March 31, 2003, the Company incurred an administrative charge of $625,911 by its parent company. About 25% of this charge related to the parent company's relief of the obligation to pay rent and electricity.

NOTE 8. ACCRUED LEGAL LIABILITIES

Included in accounts payable and accrued expenses is $95,000 representing management's estimate of possible legal and settlement liabilities taken as a whole. The Company and its parent are defendants in a civil suit in New York County in an action to impose liability on them for a judgement of $32 million entered by a state court in Texas against a now-defunct, unrelated broker dealer. The Company's attorneys have advised management that, in their opinion, "the likelihood of an unfavorable outcome is insubstantial." Hence, no sum is included in the financial statements as a reserve in respect of this matter.